EXHIBIT 19

























                               T R Financial Corp.



                               1996 MIDYEAR REPORT

TO OUR STOCKHOLDERS:

We are pleased to present to you our results for the first six months of 1996.

NET INCOME INCREASES 66%

Net income for the six months ended June 30, 1996 totalled $14.4 million, or $1.62 per share, an increase of $5.8 million or 66% from $8.6 million, or $0.90 per share for the 1995 comparable period. This represents an annualized return on stockholders' equity of 15.15%, compared to 9.39% for the first six months of 1995.

         Core earnings, net interest income before provision for possible loan losses, increased 18.2% to $40.2 million for the first half of 1996 compared to $34.0 million for the 1995 comparable period. During the first six months of 1996, the Company's net interest margin increased to 2.77% compared to 2.64% for the first six months of 1995.

         During the first six months of 1996, T R Financial took advantage of favorable market conditions and sold approximately $267.1 million of securities available for sale, recognizing $4.8 million of net gains compared to $2.2 million in net gains for the 1995 comparable period. These gains contributed on an after tax basis $0.30 per share for the 1996 period compared to $0.13 per share for the 1995 period.

ASSETS, LOANS AND DEPOSITS REACH RECORD LEVELS

During the first six months of 1996, T R Financial Corp. experienced growth in assets, loans and deposits to record levels. Your equity as stockholders of T R Financial Corp. was $190.9 million, representing 6.21% of total assets and a book value of $23.21 per share at June 30, 1996, an increase from $22.88 at December 31, 1995. At June 30, 1996 T R Financial had assets of $3.07 billion, an increase of $168.8 million or 5.8% from December 31, 1995. Total loans, net of the allowance for possible loan losses, reached $1.58 billion at June 30, 1996, an increase of $172.4 million or 12.2% from December 31, 1995. Total deposits increased $127.6 million or 6.3% from the end of 1995 to $2.17 billion at June 30, 1996.

ASSET QUALITY CONTINUES TO IMPROVE

At June 30, 1996 non-performing assets totaled $15.9 million or 0.52% of total assets, representing a $9.3 million or 35 basis point decrease from December 31, 1995. Non-performing loans decreased to $11.2 million, or 0.70% of total loans at June 30, 1996, a decrease of $7.5 million or 61 basis points from December 31, 1995.

         The provision for possible loan losses for the six months ended June 30, 1996 was $1.0 million, a decrease from $1.6 million for the 1995 comparable period. This provision reflects management's ongoing assessment of the quality of its loan portfolio and the adequacy of the allowance for possible loan losses. At June 30, 1996 the allowance for possible loan losses was $14.2 million or 126.0% of non-performing loans compared to $13.3 million or 70.9% of non-performing loans at December 31, 1995.

REGULATORY CAPITAL

At June 30, 1996 T R Financial Corp.'s leverage and risk-based capital ratios were 6.44% and 17.79%, respectively, compared to 6.75% and 18.20% at December 31, 1995. In addition, at June 30, 1996 Roosevelt Savings Bank's leverage and risk-based capital ratios were 6.06% and 16.79%, respectively, compared to 6.27% and 16.93% at December 31, 1995. These capital ratios are well in excess of the FDIC requirements of 4% and 8%, respectively, and qualify the Bank to be designated as a well capitalized institution by regulatory agencies.

DIVIDEND INCREASED

During the first half of 1996, the Board of Directors increased the Company's dividend twice. On April 16, 1996 the dividend was increased to $0.16 per share and most recently, on July 19, 1996 the dividend was increased for the seventh consecutive quarter to $0.18 per share. This dividend will be paid on September 3, 1996 to stockholders of record at the close of business on August


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15, 1996.

                                      * * *

STOCK REPURCHASE

On April 16, 1996 the Board announced that they had authorized the repurchase of up to 10% or 894,809 shares of T R Financial Corp. outstanding common stock. The Board continues to believe that the repurchase of stock under favorable conditions is consistent with the goal of enhancing long-term shareholder value, which remains the Company's primary objective.

         The announcements of both our eighth consecutive quarterly cash dividend and the authorization of our sixth stock repurchase program are evidence of our continuing commitment to enhancing your long-term stockholder value. This commitment coupled with our solid earnings performance since becoming a public company, eleven consecutive quarters of increased per share earnings, demonstrates that the Board of Directors and management of T R Financial Corp. and Roosevelt Savings Bank continue to follow a strategic business plan designed to enhance long-term stockholder value. All of these factors have contributed towards a 206% increase in our common stock price from our June 1993 initial public offering of $9.00 per share to our June 30, 1996 price of $27.50.

         On behalf of the Board of Directors, Officers and staff of both T R Financial Corp. and Roosevelt Savings Bank, we thank you for your continued support.




John M. Tsimbinos
Chairman and Chief Executive Officer





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
                       T R FINANCIAL CORP. & SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                     June 30,          December 31,
ASSETS                                                                                 1996               1995
                                                                                 -----------------     -----------
Cash and cash equivalents .....................................................     $    26,290      $    21,204
Trading account securities ....................................................           2,952               --
Securities available for sale:
    Bonds and equities ........................................................         291,935          304,154
    Mortgage-backed securities ................................................         148,406          226,842
                                                                                    -----------      -----------
    Total securities available for sale .......................................         440,341          530,996
                                                                                    -----------      -----------

Securities held to maturity, net (estimated market value of $925,687 and
 $880,197 at June 30, 1996 and December 31, 1995, respectively):
    Bonds .....................................................................          57,588           98,792
    Mortgage-backed securities ................................................         873,135          756,831
                                                                                    -----------      -----------
    Total securities held to maturity, net ....................................         930,723          855,623
                                                                                    -----------      -----------
Loans, net of deferred income .................................................       1,596,868        1,423,574
Allowance for possible loan losses ............................................         (14,152)         (13,267)
                                                                                    -----------      -----------
     Net loans ................................................................       1,582,716        1,410,307
                                                                                    -----------      -----------
Other real estate owned, net ..................................................           4,691            6,547
Banking house and equipment, net ..............................................          11,634           11,877
Accrued interest receivable ...................................................          20,721           20,223
Federal Home Loan Bank stock, at cost .........................................          32,628           33,603
Deferred tax asset, net .......................................................           8,132            4,410
Other assets ..................................................................          12,630            9,833
                                                                                    -----------      -----------

    TOTAL ASSETS ..............................................................     $ 3,073,458      $ 2,904,623
                                                                                    ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Due to depositors .............................................................     $ 2,165,974      $ 2,038,341
Borrowed funds ................................................................         652,550          594,563
Mortgagors' escrow deposits ...................................................          17,076           16,852
Accounts payable and accrued expenses .........................................           8,131           12,987
Official checks outstanding ...................................................          17,969           25,102
Accrued taxes payable .........................................................           2,698            3,095
Other liabilities .............................................................          18,131           13,999
                                                                                    -----------      -----------
    Total liabilities .........................................................       2,882,529        2,704,939
                                                                                    -----------      -----------

Commitments and contingencies .................................................              --               --
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued ...              --               --
  Common stock, $.01 par value, 30,000,000 shares authorized; 11,362,000 shares issued; 8,915,189 shares and 9,480,557 shares outstanding at June 30, 1996
    and December 31, 1995, respectively .......................................             114              114
  Additional paid-in-capital ..................................................         102,576          101,063
  Retained earnings, partially restricted .....................................         144,895          133,111
  Net unrealized appreciation (depreciation)
    in certain securities, net of tax .........................................          (3,379)           4,230
Less:
  Unallocated common stock held by ESOP .......................................          (6,206)          (6,763)
  Unearned common stock held by Bank's Recognition and Retention
    Plans and Trusts (RRP's) ..................................................            (424)            (907)
  Common stock held by Bank's Supplemental Executive Retirement Plan and
    Trust, at cost (38,321 shares and 25,110 shares at June 30, 1996 and
    December 31, 1995, respectively) ..........................................            (700)            (351)
  Treasury stock, at cost (2,446,811 shares and 1,881,443 shares at June 30,
    1996 and December 31, 1995, respectively) .................................         (45,947)         (30,813)
                                                                                    -----------      -----------

       Total stockholders' equity .............................................         190,929          199,684
                                                                                    -----------      -----------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .............................     $ 3,073,458      $ 2,904,623
                                                                                    ===========      ===========





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
                       T R FINANCIAL CORP. & SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                               Three Months Ended                    Six Months Ended
                                                                    JUNE 30,                             JUNE 30,
                                                      ------------------------------------   ---------------------------
                                                           1996                1995               1996              1995
                                                      ---------------   ------------------   --------------   ----------
                                                                              (In Thousands, Except Per Share Amounts)
INTEREST INCOME:
  Mortgage loans...................................     $ 27,732          $ 22,213             $ 53,800         $ 43,826
  Mortgage-backed securities.......................       18,972            15,659               37,344           29,140
  Bonds, equities and other investments............        5,617             8,832               11,883           17,764
  Other loans......................................        1,599             1,190                3,051            2,152
                                                        --------          --------             --------         --------
    Total interest income..........................       53,920            47,894              106,078           92,882
                                                        --------          --------             --------         --------

INTEREST EXPENSE:
  Deposits.........................................       24,379            22,358               48,390           42,212
  Borrowed funds...................................        8,969             8,317               17,538           16,692
                                                        --------          --------             --------         --------
    Total interest expense.........................       33,348            30,675               65,928           58,904
                                                        --------          --------             --------         --------
 Net interest income before provision
    for possible loan losses.......................       20,572            17,219               40,150           33,978
Provision for possible loan losses.................          500               950                1,000            1,550
                                                        --------          --------             --------         --------

Net interest income after provision
    for possible loan losses.......................       20,072            16,269               39,150           32,428
                                                        --------          --------             --------         --------

NON-INTEREST INCOME:
  Loan fees and other charges, net.................        1,544             1,360                2,991            2,636
  Net gain (loss) on securities....................        2,004             2,285                4,759            2,183
  Gain on sales of whole loans.....................            2                15                    3               15
  Other income.....................................          258               365                  675              747
                                                        --------          --------             --------         --------
    Total non-interest income......................        3,808             4,025                8,428            5,581
                                                        --------          --------             --------         --------

NON-INTEREST EXPENSE:
  Salaries and employee benefits...................        6,178             5,751               12,504           11,514
  Occupancy and equipment expense..................        1,196             1,067                2,493            2,129
  Marketing expense................................          603               649                1,271            1,435
  Other real estate owned expense..................          292               653                  661              990
  FDIC assessment..................................            0               923                    1            1,847
  Other operating expense..........................        2,611             2,721                4,762            4,599
                                                        --------          --------             --------         --------
    Total non-interest expense.....................       10,880            11,764               21,692           22,514
                                                        --------          --------             --------         --------
Income before provision for income taxes...........       13,000             8,530               25,886           15,495
                                                        --------          --------             --------         --------
Provision for income taxes.........................        5,786             3,782               11,488            6,856
                                                        --------          --------           ----------         --------

NET INCOME.........................................     $  7,214          $  4,748             $ 14,398         $  8,639
                                                        ========          ========             ========         ========

Net income per common and common
  equivalent share ................................     $   0.82          $   0.50             $   1.62         $    .90
                                                        ========          ========             ========         ========





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
                       T R FINANCIAL CORP. & SUBSIDIARIES
                    SELECTED FINANCIAL RATIOS AND OTHER DATA

                                                                               AT OR FOR THE THREE MONTHS ENDED
                                                                              JUNE 30,                  JUNE 30,
                                                                                1996                       1995
                                                                    ------------------------------------------------------
PERFORMANCE RATIOS:
Return on average assets...........................................                 0.96%                     0.70%
Return on average stockholders' equity.............................                15.23                     10.28
Average stockholders' equity to average assets.....................                 6.28                      6.85
Stockholders' equity to total assets...............................                 6.21                      6.95
Interest rate spread...............................................                 2.41                      2.23
Net interest margin................................................                 2.79                      2.62
Non-interest expense to average assets.............................                 1.44                      1.75
Efficiency ratio...................................................                48.63                     62.10
Net interest income to non-interest expense........................                 1.89x                     1.46x
Average earning assets to average interest-bearing
  liabilities......................................................                 1.08x                     1.08x



                                                                          AT JUNE 30,               AT DECEMBER 31,
                                                                              1996                        1995
                                                                  --------------------------------------------------------
ASSETS QUALITY RATIOS:
Non-performing loans to total loans..............................                 0.70%                       1.31%
Non-performing assets to total assets............................                 0.52                        0.87
Net charge-offs to average loans
  (Year to date, annualized).....................................                 0.01                        0.13
Allowance for possible loan losses to total loans................                 0.89                        0.93
Allowance for possible loan losses to
  non-performing loans...........................................               125.97                       70.94

REGULATORY CAPITAL RATIOS:
   T R Financial Corp.:
     Leverage capital ratio......................................                 6.44%                       6.75%
     Total risk-based capital ratio..............................                17.79                       18.20

   Bank only:
     Leverage capital ratio......................................                 6.06%                       6.27%
     Total risk-based capital ratio..............................                16.79                       16.93

OFFICE OF THE CHAIRMAN

John M. Tsimbinos
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

A. Gordon Nutt
PRESIDENT AND CHIEF ADMINISTRATIVE OFFICER

Dennis E. Henchy
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

William R. Kuhn
EXECUTIVE VICE PRESIDENT AND
CHIEF REAL ESTATE LENDING OFFICER

Ira H. Kramer
SENIOR VICE PRESIDENT AND CORPORATE SECRETARY

John J. DeRusso
SENIOR VICE PRESIDENT,
STRATEGIC PLANNING AND SPECIAL PROJECTS

BOARD OF DIRECTORS
Maureen E. Clancy                   John C. Mesloh
Robert F. Eisen, Sr.                A. Gordon Nutt
Michael P. Galgano                  James E. Orr, Jr.
Leonard Genovese                    John M. Tsimbinos
Edward J. Kowatch                   Spiros J. Voutsinas
Ernest L. Loser

- -------------------------------------------------------

INVESTOR RELATIONS
Stockholders, investors and analysts interested in additional information about T R Financial Corp. are invited to contact:

     Theodore S. Ayvas
     Assistant Vice President
     Investor Relations
     T R Financial Corp.
     1122 Franklin Avenue
     Garden City, New York  11530
     (516) 739-4219

TRANSFER AGENT AND REGISTRAR
Stockholders are asked to contact the Bank's transfer agent, Chase Mellon Shareholder Services, for consolidation of accounts, changes of registration, address corrections or replacement of lost stock certificates.

     Chase Mellon Shareholder Services
     P.O. Box 590
     Ridgefield Park, NJ  07660
     1-800-851-9677

STOCK LISTING
T R Financial Corp., the holding company for Roosevelt Savings Bank, is traded and quoted on the Nasdaq National Market System under the symbol "ROSE". Price information appears daily in THE WALL STREET JOURNAL under "T R FINLCP" and in other major newspapers as "T R FIN".


ROOSEVELT SAVINGS BANK LOCATIONS

ADMINISTRATIVE HEADQUARTERS
1122 Franklin Avenue
Garden City, New York  11530
(516) 742-9300    (718) 347-2020


NASSAU
- -----------------------------------------------------

Bellmore:            Sunrise Highway at Bellmore Ave.

Garden City:         1122 Franklin Ave.
                     108 Seventh St.

Massapequa Park:     4848 Merrick Rd.

New Hyde Park:       Jericho Tpke. at South 12th St.

North Woodmere:      497 Hungry Harbor Rd.
                     (Hungry Harbor Shopping Center)


SUFFOLK
- -----------------------------------------------------

Deer Park:           Deer Park Avenue at Bay Shore Rd.
                     Deer Park Avenue at Fairview Ave.

Dix Hills:           699 Old Country Rd.


QUEENS
- -----------------------------------------------------

Bellerose:           247-53 Jamaica Ave.

Deepdale:            L.I. Expressway at 254th St.

Howard Beach:        156-02 Cross Bay Blvd.

Union Turnpike:      Springfield Blvd. at Union Tpke.


BROOKLYN
- -----------------------------------------------------

Gates Avenue:        Gates Ave. at Broadway

Marine Park:         Avenue U at Nostrand Ave.



CUSTOMER SERVICE AND INFORMATION:

(516) 877-1010 OR (718) 347-1010